Exhibit (a)(5)(M)

ROSEMARY M. RIVAS (SBN 209147)

FINKELSTEIN THOMPSON LLP

One California Street, Suite 900

San Francisco, CA 94111

Telephone: (415) 398-8700

Facsimile: (415) 398-8704

Email: rrivas@finkelsteinthompson.com

Attorney for Plaintiff Kevin Nygren

and the Proposed Class

[Additional counsel appear on signature page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

KEVIN NYGREN, On Behalf of Himself and	Case No. 3:16-cv-7400
All Others Similarly Situated,
CLASS ACTION

Plaintiff,	COMPLAINT FOR
VIOLATION OF THE
vs.	FEDERAL SECURITIES LAWS

APPLIED MICRO CIRCUITS	JURY TRIAL DEMANDED
CORPORATION, CESAR CESARATTO,
PAUL R. GRAY, FRED SHLAPAK,
ROBERT F. SPROULL, DUSTON
WILLIAMS, PARAMESH GOPI, and
CHRISTOPHER ZEPF,

Defendants.

Plaintiff Kevin Nygren (“Plaintiff”), by his undersigned attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff brings this action as a public stockholder of Applied Micro Circuits Corporation (“AppliedMicro” or the “Company”) against the members of AppliedMicro’s

CLASS ACTION COMPLAINT

Board of Directors (the “Board” or the “Individual Defendants”) and AppliedMicro for their violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and Sections 14(e) and 20(a). Specifically, Defendants solicit the tendering of stockholder shares to approve of the sale of the Company to MACOM Technology Solutions Holdings, Inc. (together, “MACOM” or “Parent”) through MACOM’s wholly owned subsidiary Montana Merger Sub I, Inc. (“Merger Sub”) (the “Proposed Transaction”) through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading. Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

2. On November 21, 2016, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”) by which MACOM, through its wholly owned subsidiary, Merger Sub, would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of AppliedMicro in exchange for $3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $770 million.

3. On December 21, 2016, MACOM commenced the Tender Offer, which is set to expire at 12:00 midnight, Eastern Time, at the end of January 25, 2017 (the “Expiration Date”). The Tender Offer provides that the number of shares of AppliedMicro common stock that have to be validly tendered, together with the shares beneficially owned by MACOM and Merger Sub, if any, must represent at least one share more than one-half of the total number of outstanding shares of AppliedMicro common stock as of the Expiration Date. The Tender Offer is not subject to any financing condition.

4. In connection with the commencement of the Tender Offer, on December 21, 2016, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information about the process leading to the Merger Agreement. Without all material information AppliedMicro

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stockholders cannot make an informed decision to exchange their shares in the Tender Offer. The failure to adequately disclose such material information constitutes a violation of §§ 14(d)(4), 14(e) and 20(a) of the Exchange Act as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Proposed Transaction about whether to tender their shares.

5. For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

6. The claims asserted herein arise under §§ 14(d), 14(e), and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

7. The Court has personal jurisdiction over all of the defendants because each is either a corporation that conducts business in and maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. §78aa, as well as pursuant to 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) AppliedMicro maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

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THE PARTIES

9. Plaintiff is, and has been at all times relevant hereto, a stockholder of AppliedMicro.

10. Defendant Cesar Cesaratto (“Cesaratto”) is AppliedMicro’s Chairman of the Board and has served as a director of the Company since April 2002.

11. Defendant Paul R. Gray (“Gray”) has served as a director since 2009.

12. Defendant Fred Shlapak (“Shlapak”) has served as a director since 2006.

13. Defendant Robert F. Sproull (“Sproull”) has served as a director since 2011.

14. Defendant Duston Williams (“Williams”) has served as a director since 2013).

15. Defendant Paramesh Gopi (“Gopi) has served as the President and Chief Executive Officer of AppliedMicro since May 2009, and a Director of the Company since April 2009.

16. Defendant Christopher Zepf (“Zepf”) has served as a Director of the Company since May 14, 2015. Defendant Zepf is Managing Principal and Portfolio Manager of Kingdom Ridge Capital, LLC (Kingdom Ridge), a hedge fund that currently controls approximately 9% of the Company’s common stock.

17. Defendants Cesaratto, Gray, Shlapak, Sproull, Williams, Gopi, and Zepf are collectively referred to herein as the “Individual Defendants,” and the Individual Defendants are sometimes collectively referred to herein as the “Board.”

18. Defendant AppliedMicro is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 4555 Great America Parkway, Suite 601, Santa Clara, California, 95054. Common stock in AppliedMicro is publicly traded on the NASDAQ under the ticker symbol “AMCC.” AppliedMicro is named as a defendant herein solely for the purpose of providing full and complete relief.

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19. Defendants AppliedMicro and the Individual Defendants are collectively referred to as the “Defendants.”

20. MACOM, a non-party, is a developer and producer of radio, microwave, and millimeter wave semiconductor devices and components. MACOM is headquartered in Lowell, Massachusetts.

21. Non-party Merger Sub is a Delaware corporation, a wholly-owned subsidiary of MACOM, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings his claims against the Individual Defendants as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own AppliedMicro common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

23. Plaintiff’s claim is properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

24. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of December 15, 2016, there were 87,641,177 shares of Company common stock issued and outstanding. All members of the Class may be identified from records maintained by AppliedMicro or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

25. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, among inter alia:

(a) Have the Defendants solicited stockholder approval of the Proposed Transaction with a materially false, misleading and/or incomplete recommendation statement;

(b) Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct; and

(c) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

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26. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

27. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of the Company

29. AppliedMicro develops and produces computing and connectivity solutions for cloud infrastructure and data centers, including an array of connectivity and embedded computing products. The Company is a leader in 64-bit custom ARM-based processors, mixed-signal design and high speed signal processing, Internet protocol, OTN and Ethernet packet processing, and embedded processor System-on-Chip (“SoC”) design. AppliedMicro was founded in 1995 and has corporate headquarters in Sunnyvale, California.

30. In a press release dated November 21, 2016, the Company announced that it had entered into the Merger Agreement with MACOM and Merger Sub, pursuant to which the Company will be acquired by MACOM in a tender offer in which AppliedMicro stockholders will receive $3.25 in cash and 0.1089 MACOM shares in exchange for each share of AppliedMicro common stock. This represents a total equity value of approximately $770 million.

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31. In relevant part, the press release reads:

LOWELL, Mass., November 21, 2016 - MACOM Technology Solutions Holdings, Inc. (NASDAQ: MTSI) (“MACOM”), a leading supplier of high-performance analog RF, microwave, millimeterwave and photonic semiconductor products, today announced it has entered into a definitive agreement to acquire Applied Micro Circuits Corporation (NASDAQ:AMCC) (“AppliedMicro”), a global leader in Connectivity and Computing solutions for next-generation cloud infrastructure and Data Centers, for approximately $8.36 per share, consisting of $3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro. This price for each share of AppliedMicro represented a 15.4% premium over the company’s closing price of $7.25 on Friday, November 18th. MACOM intends to divest the well-positioned but non-strategic Compute business within the first 100 days of closing.

***

Commenting on the transaction, John Croteau, President and Chief Executive Officer, stated, “This transaction will accelerate and expand MACOM’s breakout opportunity in Enterprise and Cloud Data Centers. MACOM will now be able to provide all the requisite semiconductor content for optical networks - analog, photonic and PHY - from the switch to fiber for long haul, metro, access, backhaul and Data Center. AppliedMicro’s 100G to 400G single-lambda PAM4 platform should perfectly complement MACOM’s leadership in analog and photonic components for Data Centers.

Notably, the IEEE recently recommended the adoption of AppliedMicro’s single lambda PAM4 solution to be an industry standard for enterprise and Data Center connectivity, positioning this technology as the solution of choice going forward. Additionally, AppliedMicro’s Connectivity business aligns well with MACOM’s differentiated, high-growth business model, offering non-GAAP gross margins well in excess of MACOM’s long term target operating model, long product life cycles, and sticky customer relationships.”

“AppliedMicro also provides value-added technologies including SerDes, high speed analog-to-digital and digital-to-analog converters with industry-leading engineering competencies and long product lifecycles. Importantly, we expect that this transaction will establish MACOM with an incumbent position supplying strategic components and enterprise and cloud Data Center customers.”

MACOM intends to divest AppliedMicro’s well-positioned Compute business within 100 days from closing the transaction, as the business does not strategically align with MACOM’s long-term focus. AppliedMicro has been exploring strategic options for the Compute business and there is known strategic interest among several potential buyers and investors. MACOM will continue to support Compute customers and partners during this transition.

“This is an exciting day for AppliedMicro, and we are pleased to be joining forces with MACOM. The transaction affirms the value that our employees have created and provides a strong path forward for our Connectivity business while delivering AppliedMicro stockholders a robust premium,” said Paramesh

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Gopi, President and CEO, AppliedMicro. “This transaction will create an industry powerhouse with the scale, deep customer relationships, innovative technology, and enabling products that will help deliver explosive growth in Enterprise and Cloud Data Centers. In addition, this agreement provides a promising path forward for the Compute business, which is in the process of bringing AppliedMicro’s highly-competitive third-generation X-Gene processor to market. X-Gene is well-positioned to address the large opportunity for mainstream server processors with its proven high performance cores, scalable interconnect and high per socket memory capabilities.”

MACOM intends to commence a tender offer to purchase each outstanding common share of AppliedMicro for approximately $8.36 per share, consisting of $3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro. MACOM will assume certain equity awards held by AppliedMicro employees. The transaction value is approximately $770 million in diluted equity value, or approximately $688 million net of AppliedMicro’s cash position of approximately $82 million as of September 30, 2016. The transaction is expected to be accretive to MACOM’s non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS in fiscal year 2017, excluding the Compute business. AppliedMicro stockholders are expected to own approximately 15% of the combined company on a pro forma basis. MACOM expects to pay the cash portion of the acquisition price from cash on hand. The boards of directors of both companies have approved the transaction, which is subject to customary closing conditions and regulatory approvals. MACOM currently expects the transaction to close in the first calendar quarter of 2017.

The Process Preceding the Execution of the Proposed Transaction

32. On May 14, 2015, the Company announced that it had invited Defendant Zepf to join the Board at the same time it increased the size of the Board from six to seven members. At the time of this announcement, Defendant Zepf’s Kingdom Ridge fund had accumulated 9.9% of the Company’s outstanding shares of common stock.

33. Analysts following the stock noted that the appointment of Defendant Zepf likely signaled a new openness to being acquired. In an article published on TheDeal.com on June 15, 2015, reporter Jaewon Kang noted that “While Kingdom Ridge is a traditional, non-activist growth investor, Zepf will focus on getting Applied Micro to achieve its highest possible valuation either organically or through a sale, this person said, adding that the latter is a more likely scenario.”

34. Kang quoted Cody Acree, senior research analyst at Ascendiant Capital Markets: “’AMCC is a very unique vehicle. It’s two to three years ahead of everybody else

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in a market that’s in high demand,’ Acree explained. ‘That’s why it’s ripe for acquisition.’ Applied Micro could attract a price tag of between $800 million to $1 billion, according to Acree.”

35. Indeed, the Board had determined in late 2014 that it should begin exploring AppliedMicro’s strategic alternatives. In February 2015, the Company engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide financial advisory and placement agent services for a potential private investment in public equity (“PIPE”) transaction in order to enable new development. In May 2015, the Board formed a Strategy Committee of Defendants Cesaratto, Shlapak, Williams, and Zepf to investigate, review, consider, and make recommendations to the Board with respect to strategic alternatives.

36. On January 21, 2016, the Strategy Committee considered expanding its potential strategic alternatives to include a potential merger or acquisition of AMCC or its ARM-based Compute business. During this meeting, Morgan Stanley presented on the current strategic landscape and a strategic process. After Morgan Stanley left, the Strategy Committee identified two other investment banks to interview for the advisory role in the strategic process.

37. After interviewing two other investment banks, the Strategy Committee determined that Morgan Stanley would be best qualified to serve as its financial advisor.

38. On February 3, 2016, the Board met and approved the Strategy Committee’s recommendations on the commencement of a process to find an acquirer of the entire Company or its ARM-based Compute business and approved the engagement of Morgan Stanley as financial advisor. Morgan Stanley and the Company entered into an engagement letter and indemnity agreement on February 24, 2016.

39. Morgan Stanley contacted six entities regarding a potential strategic transaction between March 9 and March 16, 2016. Between March 22, 2016 and April 26, 2016, AppliedMicro management and Morgan Stanley contacted another nine entities.

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40. On April 26, 2016, the Strategy Committee met to receive updates on the process. Six of the seventeen entities had declined to pursue discussions, and four entities had received management presentations. The Strategy Committee directed management and Morgan Stanley to contact potential partners in China as well.

41. On May 26, 2016, Defendant Cesaratto and Company management met with Company A to discuss its potential interest in a strategic transaction. On June 6, 2016, Company management met with Company B to discuss a potential strategic investment. On June 15, 2016, Morgan Stanley met with the financial advisor to Company C to discuss Company C’s interest in a potential strategic transaction.

42. On June 20, 2016 the Strategy Committee met and received an update from Company management and Morgan Stanley on the strategic process. The Strategy Committee discussed Company C’s interest in the Company’s Connectivity business. They also discussed reaching out to seven additional entities including MACOM and Company D regarding an acquisition of either the whole Company or the Connectivity business. They also discussed approaching potential financial sponsors in the United States and China. In line with this approach, the Strategy Committee discussed a potential PIPE transaction with Company B,

43. On June 27, 2016, Morgan Stanley met with Company C and its financial advisor to discuss possible interest in a strategic transaction. The next day, Morgan Stanley and Company management discussed a potential PIPE transaction with Company B, and the parties held a financial due diligence telephone call on July 7, 2016.

44. Between July 13, 2016 and July 22, 2016, Morgan Stanley contacted five more entities including Company D. On July 18, Morgan Stanley contacted MACOM’s president and chief executive officer regarding a potential acquisition. On July 27, 2016, MACOM and the Company entered into a non-disclosure agreement.

45. On August 2, 2016, the Strategy Committee held a meeting with Company management and Morgan Stanley to discuss the ongoing process and possible strategic alternatives including a sale of the entire company to Company A, Company C, and MACOM, a sale of the Connectivity business to Company C, Company D, and MACOM, and a PIPE transaction led by Company B.

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46. On August 22, 2016, the Strategy Committee held another meeting to discuss the process in pursuing strategic alternatives to continuing as a standalone company. On August 30, 2016, Morgan Stanley sent letters describing the process for submitting indications of interest to five parties, including Company A, Company D, and MACOM. These letters stated a deadline of September 13, 2016 for submitting indications of interest.

47. On August 30, 2016, Company B submitted a draft term sheet for a proposed PIPE transaction for the issuance of up to $300 million in senior secured preferred stock. Morgan Stanley discussed this proposal with Company management on September 1, 2016.

48. On September 2, 2016, Company C submitted a written indication of interest for the purchase of the Connectivity business for $300 million.

49. The Board met on September 6, 2016 to discuss and review Company B’s PIPE proposal. After discussion and advice, the Board decided not to pursue further discussion because the terms were not standard and/or were onerous to AppliedMicro and its stockholders. The Board also evaluated Company C’s offer and found it to be below the minimum enterprise value attributable to the Connectivity business and elected to reject the proposal.

50. During this meeting, the Board discussed the need to obtain additional disclosure from Morgan Stanley on potential conflicts with the parties expected to make proposals in the process. It then requested such disclosures by letter.

51. On September 12, 2016, Company A sent the Company a written indication of interest regarding a purchase of the entire Company for $670 million. On September 13, 2016, Company D submitted a written indication of interest to purchase the Connectivity business for between $475 and $525 million. The same day, MACOM submitted an indication of interest to purchase the entire Company for $645 million.

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52. The Strategy Committee met on September 14, 2016 to consider the five proposals the Company had received. Although Company A’s proposal was higher than the proposal from MACOM, the Strategy Committee directed Company management and Morgan Stanley to ask Company A to submit a separate indication of interest to acquire only the Compute business, or substantially improve its bid because of other unusual or risky terms. The Strategy Committee agreed with the Board that the PIPE proposal from Company B was not attractive, and found Company C’s proposal to purchase the Connectivity business for $300 million to pale in comparison to Company D’s proposal of $475 to $525 million.

53. Between September 20 and September 26, 2016, Morgan Stanley communicated with MACOM regarding its indication of interest. Evercore represented that MACOM would be willing to increase its price to a 10% premium over AppliedMicro’s closing trading price, subject to additional diligence.

54. Morgan Stanley and Company management continued to reach out to potential counterparties and negotiate with existing interested parties. Company D made its offer contingent on the Company identifying a purchaser for its Compute business on September 28, 2016.

55. On October 17, 2016, Company A submitted a proposal to acquire the Compute business for $100 million in cash paid at closing and up to $140 million payable over three years subject to annual performance milestones.

56. The Board met later that day to discuss the status of the strategic review process. They noted that the MACOM offer of a 10% premium to AppliedMicro’s closing price represented a decline from its initial indication of interest due to fluctuations in AppliedMicro’s stock price. As of October 17, 2016, the price would have been $6.81 per share. The Board suggested that instead of a premium to the price at closing, MACOM might pay a premium on AppliedMicro’s volume weighted average price (“VWAP”) as a way to smooth price fluctuations and pricing risk. The Board also reviewed Company A’s proposal, and was concerned with Company A’s apparent lack of seriousness and the requirement that the full Compute management team continue following any acquisition.

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57. Morgan Stanley discussed a VWAP pricing with MACOM’s financial advisor on October 19, 2016. On October 21, 2016, MACOM’s financial advisor communicated a counteroffer of $7.20 per share to Morgan Stanley.

58. The Board met on October 22, 2016 and reviewed the current status of the process. The Board directed Morgan Stanley to revert to MACOM with the proposed 10% premium to the 90-day VWAP of AppliedMicro’s stock price, approximately $7.50. Later that day, Morgan Stanley communicated this response to MACOM’s financial advisor.

59. The next day, MACOM’s financial advisor made an oral counteroffer to Morgan Stanley of a 10% premium to 90-day VWAP for AppliedMicro’s common stock as of the signing of a definitive merger agreement. Morgan Stanley believed that this was MACOM’s best and final offer on price. MACOM also sought an exclusivity agreement to negotiate other terms of the merger agreement.

60. The Board met later that day and reviewed all of the outstanding proposals for strategic alternatives, including those for purchases of either the Compute or Connectivity businesses, and the possibility of continuing as a standalone company. After review, the Board determined that MACOM’s proposal was likely the best possible price the Company would receive, and authorized negotiation of an exclusivity agreement with MACOM.

61. On October 28, 2016 the Board met to review the status of negotiations. After discussion, the Board agreed to an exclusivity agreement until November 15, 2016 with an automatically renewing 14-day extension.

62. On November 9, 2016, AppliedMicro entered into an engagement letter with Needham & Company, LLC to provide a second fairness opinion.

63. On November 10, 2016, the Board met by telephone and concluded that due to changes in the market price for the Company’s and MACOM’s stock, a price increase was appropriate. Morgan Stanley communicated this conclusion to MACOM, and MACOM rejected such an increase. The Board did nothing to follow-up on this rejection.

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64. Negotiations continued over the next two weeks, with the Board reviewing progress. On November 20, 2016, the Board met again to review the final Merger agreement. Both Morgan Stanley and Needham reviewed their financial analysis and provided fairness opinions on the Proposed Transaction. Following this review, the Board unanimously voted to approve the Merger Agreement.

65. On the morning of November 21, 2016 before the opening of the market, the parties executed the Merger Agreement and issued press releases announcing the Proposed Transaction.

The Recommendation Statement Fails to Disclose Material Information

66. Defendants filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Recommendation Statement omits material information that must be disclosed to AppliedMicro’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

67. The Recommendation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of AppliedMicro’s financial advisors. This omitted information, if disclosed, would significantly alter the total mix of information available to AppliedMicro’s stockholders.

68. In the Recommendation Statement, the Company describes the fairness opinions provided by Merrill Lynch and Goldman Sachs and the various valuation analyses performed in support of these opinions.

69. However, the Recommendation Statement indicates that Morgan Stanley and Needham & Co. relied on certain internal projections for fiscal years 2016-2020 in rendering their fairness opinions, as well as Company Management’s guidance in extrapolating public forecasts for the years 2016-2018. The Recommendation Statement discloses Revenue, Operating Income, Adjusted EBITDA, Net Income, and Earnings Per Share. However, the Proxy omits the Company’s internal projections for the following items: (i) free cash flows and the terminal values thereof for the “Company Street Case” and “Management Case” used in Morgan Stanley’s Discounted Cash Flow Analysis; (ii) line items used by Morgan Stanley

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to calculate free cash flows, including net interest expense, income tax expense, stock-based compensation, and capital expenditures; (iii) unlevered free cash flows as used in Needham & Co.’s Discounted Cash Flow Analysis (iv) terminal year enterprise values used in Needham & Co.’s Discounted Cash Flow Analysis; and (v) the definition of unlevered free cash flow used by Needham & Co. Without this information, as described below, AppliedMicro’s public stockholders are unable to fully understand the analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion rendered in support of the Proposed Transaction.

70. These omissions of material fact represent selective disclosures made by Defendants in the Registration Statement that significantly alter the total mix of information that Defendants used to market the Proposed Transaction. Defendants misled investors into believing the Proposed Transaction is fair while refusing to disclose the full picture provided to the board of AppliedMicro by its financial advisors.

71. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

72. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

73. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

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74. As discussed above, AppliedMicro filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

75. Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

76. The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

77. In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

78. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

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79. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

80. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Claims Against All Defendants for Violations of § 14(d)(4) of the

Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

81. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

82. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

83. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

84. The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading.

85. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

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86. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

87. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

Claims Against All Defendants for Violations of § 20(a) of the

1934 Act Against the Individual Defendants

88. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

89. The Individual Defendants acted as controlling persons of AppliedMicro within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of AppliedMicro and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Definitive Proxy, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

90. Each of the Individual Defendants was provided with or had unlimited access to copies of the Definitive Proxy alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

91. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have

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had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Definitive Proxy contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly in the making of the Definitive Proxy.

92. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

93. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B) declaring that the Recommendation Statement is materially false or misleading;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

CLASS ACTION COMPLAINT

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: December 29, 2016	FINKELSTEIN THOMPSON LLP

	By:	/s/ Rosemary M. Rivas
Rosemary M. Rivas
One California Street, Suite 900
San Francisco, CA 94111
Tel: (415) 398-8700
Fax: (415) 398-8704
Email: rrivas@finkelsteinthompson.com

Donald J. Enright (to be admitted pro hac vice)
LEVI & KORSINSKY LLP
1101 30th Street NW, Suite 115
Washington, DC 20007
Tel: (202) 524-4290
Fax: (202) 337-1567
Email: denright@zlk.com

Counsel for Plaintiff Nygren and
the Proposed Class

CLASS ACTION COMPLAINT